EXHIBIT (a)(18)

[CDX letterhead]

October 17, 2003

Dear                     ,

On October 1, 2003, we announced the start of a voluntary stock option exchange program pursuant to which selected eligible employees can exchange certain of their outstanding Catellus stock options for a replacement award of restricted stock or, in some cases, restricted stock units. In response to comments that we have received from the Securities and Exchange Commission, we have revised certain sections of the Offer Circular and made certain changes to the election form that were previously distributed to you in connection with the exchange offer. We have enclosed with this letter the Amended and Restated Offer Circular and a new election form that apply to you.

For your convenience, we have outlined below the principal changes to the documents. The essential terms of the exchange offer have not been modified.

•	Expiration Time. We have extended the expiration time of the exchange offer from 5:00 p.m., Pacific Standard Time on October 29, 2003 to 9:00 p.m., Pacific Standard Time on October 29, 2003 (a 4 hour extension).

•	Modification or Revocation of the Offer. We have revised the Offer Circular to set forth the specific conditions that, if any of them were to occur, would permit us to revoke the exchange offer. In addition, we have clarified that if we materially modify or waive a material condition of the exchange offer, we will ensure that the offer will remain open for at least 5 business days from the time we provide you with notice of any material change.

•	Grant of Replacement Awards. We have revised the Offer Circular to clarify that, except as noted below, we will issue Replacement Awards promptly after the expiration time of the offer. We may only delay the issuance of Replacement Awards after the completion of the offer if we anticipate needing to obtain any governmental approvals for the offer. We do not, however, anticipate needing to obtain any governmental approvals to complete the offer or to be able to grant Replacement Awards.

•	Additional Information about how the Offer Relates to our Executive Officers and Directors and the number. We have included additional information in the Offer Circular as to the number of Catellus stock options held by our executive officers and directors and the number of shares of Catellus stock that they own.

•	Incorporation of Documents by Reference. We have revised the Offer Circular to delete our prior statement that we are incorporating into our offer materials any reports we may file with the SEC under the Securities Exchange Act of 1934 between October 1, 2003 and the expiration time of the offer.

•	Changes to Election Form. Certain changes were made in Sections C and D to the exchange offer election form. These changes benefit you because we have eliminated certain representations and agreements that you were required to make under the original version of this document.

Even though we have provided you with an outline of the principal changes, we strongly encourage you to read the Amended and Restated Offer Circular and the revised Election Form and Agreement. After reading these documents, if you have any questions regarding the offer or the revised documents, you should contact Jaime Gertmenian at 213-473-3169 or by e-mail at jaime_gertmenian@catellus.com or contact Willie Bogan at 415-974-4553 or by email at willie_bogan@catellus.com.

If you have already filed an exchange offer election form, you do not have to file a new election. Elections that have previously been filed and elections that we receive in the future using the original election form will still be accepted. However, the terms and conditions and other provisions set forth in Sections C and D of the new election form, as described above, will be deemed to apply to your election and to supersede the terms and conditions and other provisions set forth in Sections C and D of the original election form since the changes reflected in the new election form benefit you. If you want to use the new form, you can do so if you so choose. If you have previously filed an election and you want to use the new form, simply re-submit your election using the new form. See the response to Question 7 in the Offer Circular for more instructions on how to make and file your election.

As a reminder, the deadline to accept the offer is 9:00 p.m., Pacific Standard Time, on Wednesday, October 29, 2003.

Best regards,

Nelson C. Rising